Registration No. 333-261901

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Louis Piscitelli

Citibank, N.A.

388 Greenwich St.

New York, NY 10013

(212) 816 -5805

(Name, address and telephone number of agent for service)

Santander Drive Auto Receivables Trust 2024-3

(Exact name of obligor as specified in its charter)

Delaware	99-6168337
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE	19890-0001
(Address of principal executive office)	(Zip Code)

Asset-Backed Notes of Santander Drive Auto Receivables Trust 2024-3

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of March 31, 2024—attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 5th day of June, 2024.

CITIBANK, N.A.

By	/s/ Louis Piscitelli
Louis Piscitelli
Senior Trust Officer

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	March 31, 2024 (Unaudited)	December 31, 2023
Assets
Cash and due from banks (including segregated cash and other deposits)	$25,174	$27,342
Deposits with banks, net of allowance	247,556	233,590
Securities borrowed and purchased under agreements to resell (including $193,546 and $206,059 as of March 31, 2024 and December 31, 2023, respectively, at fair value), net of allowance	344,264	345,700
Brokerage receivables, net of allowance	61,314	53,915
Trading account assets (including $228,669 and $197,156 pledged to creditors as of March 31, 2024 and December 31, 2023, respectively)	431,468	411,756
Investments:
Available-for-sale debt securities (including $1,846 and $11,868 pledged to creditors as of March 31, 2024 and December 31, 2023, respectively)	254,898	256,936
Held-to-maturity debt securities, net of allowance (fair value of which is $231,374 and $235,001 as of March 31, 2024 and December 31, 2023, respectively) (includes $33 and $71 pledged to creditors as of March 31, 2024 and December 31, 2023, respectively)	252,459	254,247
Equity securities (including $802 and $766 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	7,826	7,902

Total investments	$515,183	$519,085
Loans:
Consumer (including $303 and $313 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	381,759	389,197
Corporate (including $8,551 and $7,281 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	292,819	300,165

Loans, net of unearned income	$674,578	$689,362
Allowance for credit losses on loans (ACLL)	(18,296)	(18,145)

Total loans, net	$656,282	$671,217
Goodwill	20,042	20,098
Intangible assets (including MSRs of $702 and $691 as of March 31, 2024 and December 31, 2023, respectively)	4,338	4,421
Premises and equipment, net of depreciation and amortization	29,188	28,747
Other assets (including $12,731 and $12,290 as of March 31, 2024 and December 31, 2023, respectively, at fair value), net of allowance	97,701	95,963

Total assets	$2,432,510	$2,411,834

Statement continues on the next page.

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CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)

In millions of dollars, except shares and per share amounts	March 31, 2024 (Unaudited)	December 31, 2023
Liabilities
Deposits (including $2,905 and $2,440 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	$1,307,163	$1,308,681
Securities loaned and sold under agreements to repurchase (including $73,781 and $62,485 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	299,387	278,107
Brokerage payables (including $3,997 and $4,321 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	73,013	63,539
Trading account liabilities	156,652	155,345
Short-term borrowings (including $8,131 and $6,545 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	31,910	37,457
Long-term debt (including $115,317 and $116,338 as of March 31, 2024 and December 31, 2023, respectively, at fair value)	285,495	286,619
Other liabilities, plus allowances	71,492	75,835

Total liabilities	$2,225,112	$2,205,583

Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of March 31, 2024— 704,000 and as of December 31, 2023—704,000, at aggregate liquidation value	$17,600	$17,600
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of March 31, 2024— 3,099,718,305 and as of December 31, 2023—3,099,691,704	31	31
Additional paid-in capital	108,592	108,955
Retained earnings	200,956	198,905
Treasury stock, at cost: March 31, 2024—1,192,278,692 shares and December 31, 2023— 1,196,577,865 shares	(74,865)	(75,238)
Accumulated other comprehensive income (loss) (AOCI)	(45,729)	(44,800)

Total Citigroup stockholders’ equity	$206,585	$205,453
Noncontrolling interests	813	798

Total equity	$207,398	$206,251

Total liabilities and equity	$2,432,510	$2,411,834

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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